SECURITIES AND EXCHANGE COMMISSION

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SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 AND ENDING December 31, 2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schlitt Investor Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Indian River Boulevard, Suite 300
(No. and Street)

Vero Beach (City) FL (State) 32960 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert W. Schlitt, Jr. 772-567-1188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berman Hopkins Wright & LaHam, CPAs and Associates, LLP
(Name – *if individual, state last, first, middle name*)

8035 Spyglass Hill Road (Address) Melbourne (City) FL (State) 32940 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W. Schlitt, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schlitt Investor Services, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

BEVERLY J SOUZA
MY COMMISSION # DD921680
EXPIRES August 31, 2013
(407) 398-0153 FloridaNotaryService.com

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERMAN HOPKINS
WRIGHT & LAHAM
CPAS AND ASSOCIATES, LLP

8035 Spyglass Hill Rd.
Melbourne, FL 32940
Phone: 321-757-2020
Fax: 321-242-4844

www.bermanhopkins.com

255 S. Orange Ave. • Suite 745
Orlando, FL 32801
Phone: 407-841-8841
Fax: 407-841-8849

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Schlitt Investor Services, Inc.
Vero Beach, Florida

We have audited the accompanying statement of financial condition of Schlitt Investor Services, Inc. (the "Company"), as of December 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Schlitt Investor Services, Inc. as of December 31, 2009, were audited by other auditors whose report dated February 17, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schlitt Investor Services, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 25, 2011
Melbourne, Florida

Berman Hopkins Wright & LaHam
CPAs and Associates, LLP

IGAF WORLDWIDE

Schlitt Investor Services, Inc.

Statements of Financial Condition
December 31, 2010 and 2009

	2010	2009
Assets		
Cash and cash equivalents	$ 45,052	$ 57,403
Loan receivable - affiliate	12,500	-
Commissions receivable	4,925	6,226
Prepaid fees	612	1,067
Total Assets	**$ 63,089**	**$ 64,696**
Liabilites and Stockholders' Equity		
Commissions payable and accrued liabilities	$ 12,360	$ 13,276
Total Liabilities	**12,360**	**13,276**
Stockholders' Equity		
Common Stock, $1 par value, 10,000 shares authorized, 200 shares issued and outstanding	200	200
Additional paid-in capital	42,143	42,143
Retained earnings	8,386	9,077
Total stockholders' equity	**50,729**	**51,420**
Total liabilities and stockholders' equity	**$ 63,089**	**$ 64,696**

See Notes to Financial Statements

Schlitt Investor Services

Statements of Operations
Years Ended December 31, 2010 and 2009

	2010	2009
Revenues		
Commission income	$ 239,389	$ 277,015
Total revenues	**239,389**	**277,015**
Expenses		
Management fees	133,694	133,611
Commission expense	88,190	114,777
Professional fees	13,221	13,470
Other	3,016	2,168
Advertising	150	2,065
Licenses and taxes	1,315	1,557
Travel	493	130
Total expenses	**240,079**	**267,778**
Net income (loss)	**$ (690)**	**$ 9,237**

See Notes to Financial Statements.

Schlitt Investor Services, Inc.

Statements of Change in Stockholders' Equity
Years Ended December 31, 2010 and 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balances at December 31, 2008	$ 200	$ 22,143	$ (161)	$ 22,182
Net income	-	-	9,237	9,237
Stockholder contributions	-	20,000	-	20,000
Balances at December 31, 2009	200	42,143	9,076	51,419
Net income (loss)	-	-	(690)	(690)
Balances at December 31, 2010	$ 200	$ 42,143	$ 8,386	$ 50,729

See Notes to Financial Statements

Schlitt Investor Services, Inc.

Statements of Cash Flows
Years Ended December 31, 2010 and 2009

	2010	2009
Cash Flows From Operating Activities		
Net Income (Loss)	$ (690)	$ 9,237
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activites:		
Increase (decrease) in operating assets and liabilities:		
Increase (decrease) in commissions receivable	1,301	(4,092)
Decrease in related party receivables	(12,500)	11,400
(Increase) in prepaid expenses	456	(235)
(Decrease) in commissions payable and accrued liabilities	(918)	(53)
Total Adjustments	(11,661)	7,020
Net cash provided by (used in) operating activities	(12,351)	16,257
Cash Flows From Financing Activites		
Stockholder contributions	-	20,000
Net cash provided by (used in) financing activities	-	20,000
Net increase (decrease) in cash and cash equivalents	(12,351)	36,257
Cash and cash equivalents at beginning of period	57,403	21,146
Cash and cash equivalents at end of period	$ 45,052	$ 57,403

See Notes to Financial Statements

Schlitt Investor Services, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

NOTE A - ORGANIZATION AND NATURE OF THE BUSINESS

Schlitt Investor Services, Inc. (the Company) was incorporated September 27, 1984 under the laws of the State of Florida. The Company is a securities broker-dealer registered under the provision of the Financial Industry Regulatory Authority (FINRA) and operates under a restrictive agreement with FINRA. The Company operates within the exemptive provision of SEC Rule 15c3-3(k) (2) (ii) in that it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing broker or dealer and preserves books and records pursuant to Rules 17a-3 and 178-4, as are customarily made and kept by a clearing broker dealer. The Company serves as a broker-dealer primarily for the sale of stocks, bonds, mutual funds, and variable annuities.

The Company is owned and operated by Robert W. Schlitt, Jr. and Jeffrey Schlitt.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all unrestricted, highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

2. Revenue and cost recognition

Commission income and related receivables are recorded as revenue on the date the sale of the related financial product is made.

3. Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Receivables

Receivables from brokers, dealers and clearing organizations are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. The allowance is reviewed periodically and adjusted for commissions deemed uncollectible by management. In the opinion of management, no such allowance is deemed necessary.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

5. Income taxes

The Company has elected to be treated as an 'S' corporation for tax purposes and, accordingly, any liability for income taxes rests with the stockholders and not the Company.

Effective January 1, 2009, the Company adopted ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For the years ended December 31, 2010 and 2009, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules.

6. Advertising costs

Advertising costs are charged to operations as incurred. There were $150 and $2,065 of advertising costs incurred for the years ended December 31, 2010 and 2009 respectively.

7. Fair values

The carrying values of the Corporation's cash, accounts receivable, accounts payable and long-term debt approximate fair value.

NOTE C - NET CAPITAL REQUIREMENTS AND BROKER-DEALER REGULATION

Pursuant to the basic Uniform Net Capital provisions the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 12 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company's net capital was $35,910 and its minimum net capital requirement was $5,000. The Company's net capital ratio was approximately 0.34 to 1.

The Company is exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefit of Customers under the provision of paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934 and complying with certain other provisions of this rule.

The Company has no liabilities which are subordinated to the claims of general creditors.

NOTE D - RELATED PARTIES

Robert W. Schlitt, Jr., a stockholder, is also the president and treasurer of the Company. Jeffery M. Schlitt, a stockholder, is also the vice president and secretary of the Company. The stockholders of the Company also own Schlitt Insurance Services, Inc. (Schlitt Insurance). Transactions with Schlitt Insurance were as follows in 2010 and 2009:

All of the agents registered with the FINRA through the Company are employees of Schlitt Insurance. Schlitt Insurance receives commissions from the Company on behalf of the agents and then remits the commissions to the agents; Schlitt Insurance pays draws against commissions to the producers.

Schlitt Insurance provides offices and management and *pays* overhead expenses including utility and telephone costs in exchange for a management fee; the fee is based on a written agreement, which calls for a fixed monthly fee. Such fees amounted to $133,694 and $133,611 in 2010 and 2009, respectively, At December 31, 2010 and 2009, the Company owed Schlitt Insurance $12,360 and $13,277, respectively, for net commissions and management fees,

NOTE E - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2011, the date of which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Schlitt Investor Services, Inc.

Supplementary Information - Computation of Net Capital Under Rule 15c3-1
of the Securites and Exchange Commission
December 31, 2010

Net Capital		
Total stockholders' equity	$	50,729
Less non-allowable assets:		
Commissions receivable, net of accrued commissions of $3,218		1,707
Loan Receivable - affiliate		12,500
Prepaid fees		612
Total net capital	**$**	**35,910**
Aggregate Indebtedness		
Commissions payable and accrued liabiltites	$	12,360
Computation of Basic Net Capital Requirements		
Minimum net capital required of reporting broker or dealer	$	5,000
Excess net capital	$	30,910
Ratio:Aggregate indebtedness to net capital		0.34 to 1

There are no material differences between the above computation and the amounts the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

COMPLIANCE INFORMATION

BERMAN HOPKINS
WRIGHT & LAHAM
CPAS AND ASSOCIATES, LLP

8035 Spyglass Hill Rd.
Melbourne, FL 32940
Phone: 321-757-2020
Fax: 321-242-4844

www.bermanhopkins.com

255 S. Orange Ave. • Suite 745
Orlando, FL 32801
Phone: 407-841-8841
Fax: 407-841-8849

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Stockholder
Schlitt Investor Services, Inc.
Vero Beach, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Schlitt Investor Services, Inc. (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2011
Melbourne, Florida

Berman Hopkins Wright & LaHam
CPAs and Associates, LLP

SCHLITT INVESTOR SERVICES, INC.

Financial Statements and Supplemental Information

For the year ended December 31, 2010

BERMAN HOPKINS WRIGHT & LAHAM
CPAS AND ASSOCIATES, LLP

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